Exhibit 99.21

FIRST COBALT CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

First Cobalt Corp. (the “Company”)

401 Bay Street, 6th Floor,

Toronto, Ontario, M5H 2Y4

ITEM 2	DATE OF MATERIAL CHANGE

August 23, 2021

ITEM 3	NEWS RELEASE

The Company issued a news release on August 23, 2021 announcing the material change, which was disseminated through Globe Newswire and subsequently filed on SEDAR.

ITEM 4	SUMMARY OF MATERIAL CHANGE

The Company entered into subscription agreements with certain institutional investors in the United States for US$37.5 million principal amount of 6.95% senior secured convertible notes (the “Note Offering”) and announced a brokered overnight- marketed public offering of common shares of approximately CAD$9.5 million to be priced in the context of the market (the “Equity Offering”) for aggregate proceeds to the Company of approximately US$45,000,000. The investors in the Note Offering also have an option to increase the principal amount subscribed by up to an additional aggregate of US$7.5 million.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Company arranged a combined secured convertible debt and brokered equity financing package with an aggregate value of approximately US $45 million to finance the construction of its wholly -owned hydrometallurgical refinery (the “Refinery”) located in Ontario, Canada.

The financing consisted of:

(i)   an offering of US$37.5 million principal amount of 6.95% senior secured convertible notes due December 1, 2026 (the “Notes”) led by Cantor Fitzgerald & Co. (“CF&Co”), as placement agent; and

(ii)  an overnight-marketed public offering of common shares in the capital of the Company (the “Offered Shares”) led by BMO Capital Markets, as sole agent (the “Agent”), for gross proceeds of approximately C$9.5 million (approximately US$7.5 million), at a price of CAD$0.25 per Offered Share.

The Company intends to use the aggregate net proceeds of the Note Offering and the Equity Offering for capital expenditures associated with the expansion and recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

The Note Offering and Equity Offering replaced the debt financing process announced by the Company on March 31, 2021. The Company’s management and board of directors determined that the financing terms and covenants of the Note Offering and Equity Offering were superior to the available terms of debt financing the Company was previously pursuing.

The Company also intends to enter into a non-dilutive working capital facility to cover (i) a minimum liquidity covenant of US$5M associated with the Notes, and (ii) cobalt hydroxide feed purchases through to the time of sale of cobalt sulfate to market.

Convertible Note Offering

The Company engaged CF&Co to act as sole placement agent for the Note Offering, which was conducted only in the United States to certain institutional investors on a private placement basis and was completed on September 2, 2021. The Note Offering consisted of the issuance of US$37.5 million principal amount of 6.95% convertible senior secured notes due December 1, 2026 (subject to the investors’ option to increase the principal amount subscribed for, as described below). The Company entered into convertible note subscription agreements dated August 23, 2021 with the investors to purchase the entire initial principal amount of Notes under the Note Offering. Upon closing of the Note Offering, the Company entered into a note indenture (the “Indenture”) with Global Loan Agency Services Limited (“GLAS”), as trustee for the Notes (the “Trustee”), as well as other customary associated security documentation.

Holders of Notes (“Noteholders”) will have an option to require the Company to issue to the Noteholders a pro rata amount of an aggregate additional US$7.5 million principal amount of Notes (“Additional Notes”), issued at par, exercisable until October 22, 2021. The Notes, including any Additional Notes, bear interest at 6.95% per annum, payable in cash semi-annually in arrears in February and August of each year and will mature December 1, 2026. The Company is the borrower under the Notes, and the obligations are guaranteed by the Company’s Canadian, United States, and Australian subsidiaries, as well as any other subsidiary that guarantees the Company’s obligations from time to time, subject to certain customary exclusions.

The Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain refinery commissioning thresholds.

The Notes are convertible into common shares in the capital of the Company (“Common Shares”) at an initial conversion rate of 4,058.2400 Common Shares per US$1,000 principal amount of Notes at any time until the close of business on the second trading day immediately preceding the maturity date. The initial conversion rate was determined as 125% of the price per Common Share sold in the Equity Offering. Converting Noteholders will be entitled to an interest make-whole payment, which, subject to the prior approval of the TSX Venture Exchange (“TSXV”), may be satisfied in Common Shares. The Company sought and obtained a waiver from the maximum conversion period length requirements under TSXV Policies, such that the conversion period of the Notes may be up to December 1, 2026.

In the event that the Corporation receives a second-party opinion from the Center for International Climate Research, ISS ESG, Sustainalytics or Vigeo Iris, in accordance with their customary procedures, confirming the alignment of the Notes with all core components of the “Green Bond Principles” of the International Capital Markets Association in effect at the time of delivery of such opinion, the stated interest rate of the Notes will be reduced by 1/8 of a percentage point to 6.825% per annum.

The Indenture contains certain affirmative and negative covenants in favour of the Trustee for the benefit of the Noteholders. The Company will be obligated to make an offer to repurchase the Notes at par in certain circumstances. After the third anniversary of the issue date of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Common Shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period.

The Notes are also subject to customary events of default, dilution protection, limitations on beneficial ownership, and registration rights in certain circumstances.

Equity Offering

In connection with the Equity Offering, the Company filed a prospectus supplement to its previously filed short form base shelf prospectus dated November 26, 2020 and concurrently entered into an agency agreement with the Agent (the “Agency Agreement ”). The Equity Offering closed concurrently with the Note Offering on September 2, 2021, with the Company selling 38,150,000 Offering Shares at a price of $0.25 per Offered Share for gross proceeds of CAD$9,537,500.

Termination of the Company’s At-the-Market Program

In the context of arranging for the financing package, on August 23, 2021, the Company provided notice to Cantor Fitzgerald Canada Corporation (“CFCC”) of the Company’s intention to terminate its existing at-the-market offering program (the “ATM Program”), effective concurrently with closing. The ATM Program was established on February 22, 2021, allowing the Company to issue Common Shares with a value of up to CAD$10 million from treasury to the public from time to time, at the Company’s discretion. Distributions of the Common Shares through the ATM Program were made pursuant to the terms of an equity distribution agreement between the Company and CFCC dated February 22, 2021. The Company raised a total of CAD$686,274.10 under the ATM Program.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There is no information of a material nature that has been omitted.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Ryan Snyder, Chief Financial Officer

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

September 2, 2021

Cautionary Note Regarding Forward-Looking Statements:

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the proposed use of proceeds of the Note Offering and Equity Offering. Generally, forward- looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the prospectus supplement for the Equity Offering dated August 26, 2021 filed on SEDAR, including the documents incorporated by reference therein and other disclosures of risk factors for the Company, filed on SEDAR at www.sedar.com. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward- looking statement, whether as a result of new information, future events or otherwise.